77K Changes in Registrant's certifying accountant.
Effective March 1, 2004, Ernst &Young LLP ("E&Y") resigned as the independent registered public accounting firm of the Wanger Advisors Trust comprised of the Wanger U.S. Smaller Companies, Wanger International Small Cap, Wanger Twenty, and Wanger Foreign Forty (the "Funds").

On July 13, 2004, the Audit Committee of the Board of Trustees of the Registrant voted to appoint PricewaterhouseCoopers LLP as the independent public accounting firm of the Funds for the fiscal year ending December 31, 2004.

During the two most recent fiscal years (the fiscal years ended December 31, 2003 and 2002), E&Y's audit reports contained no adverse opinion or disclaimer of opinion, nor were its reports qualified or modified as to uncertainty, audit scope, or accounting principles. Further, in connection with its audits for the two most recent fiscal years and through March 1, 2004, there were no disagreements between the Funds and E&Y in any matter of accounting principles or practices, financial statement disclosure or auditing scope of procedure which if not resolved to the satisfaction of E&Y would have caused it to make reference to the disagreement in its reports on the financial statements for such years.


                                                 Ernst & Young LLP
                                                  (312) 879-2000
                                                  233 S. Wacker Drive
                                                  Chicago, IL  60606




August 30, 2004



Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549




We have read Item 77K of Form N-SAR for the period ending December 31, 2003, of the Wanger Advisors Trust and are in agreement with the statements contained in the first and third paragraphs therein. We have no basis to agree or disagree with other statements of the registrant contained therein.




                                                       /s/ Ernst & Young LLP